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                                                                    EXHIBIT 12.1



       ECHOSTAR COMMUNICATIONS CORPORATION AND SUBSIDIARIES AND AFFILIATES

                              COMPUTATION OF RATIOS

                                 (IN THOUSANDS)

                                   (UNAUDITED)



CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:




                                                                                                                 SIX
                                                                                                                MONTHS
                                                       YEAR ENDED DECEMBER 31,                                  ENDED
                                   ---------------------------------------------------------------------       JUNE 30,
                                      1996           1997          1998           1999           2000           2001
                                   ---------      ---------      ---------      ---------      ---------      ---------
Income (loss) before
taxes ........................     $(155,679)     $(312,679)     $(260,838)     $(523,694)     $(620,656)     $(164,695)

Amortization of
capitalized interest .........         2,431          8,901          9,654         10,708         10,708          5,354
                                   ---------      ---------      ---------      ---------      ---------      ---------

Income from continuing
operations before income
taxes and capitalized
interest .....................     $(153,248)     $(303,778)     $(251,184)     $(512,986)     $(609,948)     $(159,341)

Interest expense .............        61,487        104,192        167,529        201,613        267,990        169,155

Capitalized interest .........        31,818         43,169         21,678             --          5,343         10,307

Interest component of
rent expense(1) ..............            84             64             74            192            230             88
                                   ---------      ---------      ---------      ---------      ---------      ---------

Total fixed charges ..........        93,389        147,425        189,281        201,805        273,563        179,550

Earnings before fixed
charges ......................     $ (91,677)     $(199,522)     $ (83,581)     $(311,181)     $(341,728)     $   9,902

Ratio of earnings to
fixed changes ................            --             --             --             --             --             --
                                   =========      =========      =========      =========      ---------      =========
Deficiency of available
earnings to fixed charges ....     $(185,066)     $(346,947)     $(272,862)     $(512,986)     $(615,291)     $(169,648)
                                   =========      =========      =========      =========      ---------      =========

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(1)The interest component of rent expense has been estimated by taking the difference between the gross rent expense and net present value of rent expense using a weighted-average cost of capital of approximately 13% for the years ended December 31, 1996, through December 31, 1998. The weighted-average cost of capital for the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2001 approximated 9%. The cost of capital used to calculate the interest component of rent expense is representative of the Company's outstanding secured borrowings during each respective period.